

November 26, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE:** **MIAX Sapphire, LLC ("Sapphire")**
> **Amendment 2024-10 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-10 to the Form 1 Application of Sapphire, which includes the following changes:

> Exhibit M – Updated member list

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,** **REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION** **FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 11/26/24	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

24003513

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Sapphire, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
   ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 04/06/23   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: November 26, 2024   By: _Barbara J. Comly_
                                                  Barbara J. Comly
                                                  EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 26th day of November, 2024.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a member, subscriber or other user;

3. Principal business address and telephone number;

4. If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Response:

Attached is a list of the members of the Exchange as of November 18, 2024, including the information set forth in items 1-6 above.

_____

ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050
Chicago   IL   60604
Tele #: (312) 604-8000

Approval Date: 8/12/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 34354
CRD #: 14020

BARCLAYS CAPITAL INC.

745 Seventh Avenue
New York   NY   10019
Tele #: (212) 526-7000

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 41342
CRD #: 19714

BOFA SECURITIES, INC.

One Bryant Park
New York   NY   10036
Tele #: (646) 743-2734

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 69787
CRD #: 283942

CASEY SECURITIES LLC

2nd Fl., Ste. 210
100 Drakes Landing Rd., Building 100A
Greenbrae   CA   94104
Tele #: (415) 228-6845

Approval Date: 11/1/2024
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 21205
CRD #: 35230

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Flor
Miami   FL   33131
Tele #: (312) 395-2100

Approval Date: 8/12/2024
Membership Activities:
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York   NY   10013
Tele #: (212) 816-6000

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

150 Greenwich Street, 45th Floor
4 World Trade Center
New York   NY   10007
Tele #: (646) 222-7322

Approval Date: 11/1/2024
Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago   IL   60606
Tele #: (312) 986-2006

Approval Date: 8/12/2024
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52503
CRD #: 104031

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street

New York   NY   10282

Tele #: (212) 902-1000

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129

CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400

Chicago   IL   60605

Tele #: (312) 347-8864

Approval Date: 8/12/2024

Membership Activities:
Market Maker
International Tele #

SEC #: 8-47762

CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor

3 World Trade Center

New York   NY   10007

Tele #: (212) 293-1444

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-68430

CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300

Chicago   IL   60606

Tele #: (312) 244-3300

Approval Date: 8/12/2024

Membership Activities:
Market Maker
International Tele #

SEC #: 8-52600

CRD #: 104143

INSTINET, LLC

Worldwide Plaza

309 West 49th Street

New York   NY   10019

Tele #: (212) 310-9500

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-23669

CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor

Greenwich   CT   06830

Tele #: (203) 618-5710

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-47257

CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York   NY   10179

Tele #: (212) 272-2000

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-35008

CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor

New York   NY   10281

Tele #: (646) 908-5094

Approval Date: 8/12/2024

Membership Activities:
Order Entry
International Tele #

SEC #: 8-52275

CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor

New York   NY   10281

Tele #: (646) 759-6000

Approval Date: 8/12/2024

Membership Activities:
Market Maker & Order Entry
International Tele #

SEC #: 8-66813

CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
Tele #: (212) 284-2300

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago   IL   60603
Tele #: (312) 334-8000

Approval Date: 8/12/2024

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 48255
CRD #: 38455

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15869
CRD #: 8209

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago   IL   60601
Tele #: (312) 821-9500

Approval Date: 11/15/2024

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 66083
CRD #: 128030

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

PTR, INC.

601 Haddon Ave., Ste. 108
Collingswood   NJ   08108
Tele #: (267) 318-7806

Approval Date: 8/12/2024

Membership Activities:
Floor Broker
International Tele #

SEC #: 8- 39854
CRD #: 31559

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago   IL   60605
Tele #: (312) 692-5000

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 8/12/2024

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 8/12/2024

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220

Bala Cynwyd   PA   19004

Tele #: (610) 617-2600

Approval Date: 8/12/2024

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 47034

CRD #: 35874

UBS SECURITIES LLC

1285 Avenue of the Americas

New York   NY   10019

Tele #: (203) 719-3000

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651

CRD #: 7654

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900

ATTN: COMPLIANCE

Los Angeles   CA   90017

Tele #: (213) 688-8090

Approval Date: 9/20/2024

Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987

CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte   NC   28202

Tele #: (704) 410-1913

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65876

CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 8/12/2024

Membership Activities:
Floor Broker, Order Entry & Clearance
International Tele #

SEC #: 8- 65336

CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200

Chicago   IL   60604

Tele #: (312) 884-4000

Approval Date: 8/12/2024

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 47484

CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

440 So. LaSalle Street, Suite 2900

Chicago   IL   60605

Tele #: (312) 235-0320

Approval Date: 8/12/2024

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 65860

CRD #: 126201

Total BD Firms 34